

December 8, 2021

Byron C. Wiley
President
Wiley Area Development LLC
572 Breckenridge Way
Beavercreek, OH 45430

Re: Wiley Area Development LLC
Post-qualification Amendment No. 3 to Offering Statement on Form 1-A
Filed November 30, 2021
File No. 024-11010

Dear Mr. Wiley:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services